FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2008 Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:........... 926 West Sprague Avenue Suite 200 Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes __ No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Report of Voting Results June 11, 2008

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
(Registrant)

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
June 11, 2008

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number	Description
99.1	Report of Voting Results

Exhibit 99.1

Report of Voting Results

GOLD RESERVE INC.

Annual and Special Meeting of Shareholders June 10, 2008

REPORT OF VOTING RESULTS

Section 11.3 National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting			31,034,838 or 54.6%
Total outstanding (Class A and Class B) Common Shares
	as at record date:		56,832,791

The matters voted upon at the Meeting and the results of the voting were as follows:

General Business		Outcome of Vote	Votes For	Votes Withheld

1.	Election of Directors
	The election of Rockne J. Timm,
	A. Douglas Belanger, James P.
	Geyer, James H. Coleman,	FOR	29,136,421	1,898,417
	Patrick D. McChesney, Chris D.
	Mikkelsen, and Jean Charles
	Potvin as directors.
2.	Appointment of Auditor
	The appointment of
	PricewaterhouseCoopers LLP as	FOR	30,492,366	542,472
	auditor until the close of the next
	annual meeting or until a
	successor is appointed.

Special Business		Outcome of Vote	Votes For	Votes Against

3	The issuance of 100,000 Class A
	common shares for purchase by
	the KSOP Plan.	FOR	27,487,614	988,429

4.	The resolution to approve the
	Venezuelan Equity Incentive	FOR	23,498,586	7,536,252
	Plan.

For additional information please see the Circular dated April 23, 2008.

June 11, 2008

/s/ Robert A. McGuinness Vice President Finance and CFO